EXHIBIT 12.01

EL PASO ELECTRIC COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings from Continuing Operations (a)	99,977	115,451	109,220	87,453	55,204
Fixed Charges (b)
Interest charges	50,908	48,813	37,648	36,744	41,461
Interest portion of rent expense	929	1,085	1,181	1,186	1,251

Total Fixed Charges	51,837	49,898	38,829	37,930	42,712
Capitalized Interest	(16,283)	(15,872)	(11,897)	(4,907)	(5,783)

Earnings (c)	135,531	149,477	136,152	120,476	92,133

Ratio of Earnings to Fixed Charges	2.6	3.0	3.5	3.2	2.2

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b)	Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c)	Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.